www.linkedin.com/in/
christienwilliams (LinkedIn)

Top Skills

Leadership
Public Speaking
Microsoft Office

Languages

English (Native or Bilingual)
French (Limited Working)

Certifications

2020-2021 Fulbright U.S. Student
Program Grant
Machine Learning

Honors-Awards

National AP Scholar
Senior of the Year
Top Scholar
Mathematics Award
12th Grade Leadership and Service
Award

Christien W.

Founder @ Koi (usekoi.com) | Fulbright Scholar
New York, New York, United States

Summary

I believe that the social, health-related and economic disparities that disproportionately affect diverse Americans highlight the urgent need for wealth mobility. Empowering underserved communities to leverage entrepreneurship and innovation, especially small- to medium- sized business entrepreneurship, will unlock economic opportunities and address structural barriers for all Americans. This goal cannot be achieved while diverse communities continue to be constrained by the access to and cost of capital. I'm dedicated to addressing these capital access challenges and contributing to a systemic solution that will empower our communities with the agency to unlock economic opportunity and resilience.

Experience

Koi Platforms, Inc.
President, CEO, Secretary
January 18, 2024 – Present

Schmidt Futures
Associate Product Manager
September 2021 - September 2023 (2 years 1 month)
New York, New York, United States

Economic Architecture
Product Manager
May 2023 - August 2023 (4 months)

Seconded from Schmidt Futures.

Gaiascope, Inc.
Product Manager
July 2022 - February 2023 (8 months)
New York, United States

• Researched, identified, and aligned team leadership on grid-size battery owners' need for battery storage system dispatch optimization software
• Conducted user interview to determine feature needs of the dispatch optimization, built a roadmap, and developed a beta dispatch optimization system in python using CVXPy

• Articulated Gaiascope's value proposition while leading the month-long trial
processes with prospective clients
• Seconded through Schmidt Futures

Zest AI
Associate Product Manager
January 2022 - June 2022 (6 months)

• Led the productization and launch of the Zest Race Predictor (ZRP - https://
github.com/zestai/zrp/), a tool used to
proxy for race, which is necessary for all fair lending institutions and regulators
to combat racism in lending nationwide
• Established product requirements for the ZRP open source project, defined
the repo architecture, developed key features in Python, wrote documentation,
coordinated cross-functional stakeholders, drove maintenance and adoption
• Ran problem discovery, metric definition, solution exploration, and
experiment design processes to decrease user unresponsiveness experienced
and increase conversion rate in another one of Zest's products by 10%
• Seconded through Schmidt Futures

Kairos Society
Kairos Fellow
November 2017 - June 2020 (2 years 8 months)

Focusing the next generation on problems worth solving

Flux
Advisor
September 2017 - October 2019 (2 years 2 months)

Partnered with MIT start-up, Mojo, and leaded 4-person team on strategy and
growth projects (pitch and deck composition, brand and website definition,
market research) to help Mojo accelerate into their next stages.

Organize speaker series that bring industry leaders to MIT, connecting them
with students and promoting entrepreneurship.

Facebook
Software Engineering Intern
May 2019 - August 2019 (4 months)

• Built infrastructure in PHP/Hack to run CV model on all Page videos posted
to platform

• Collaborated cross-functionally with engineers, data scientists, and product managers to write product requirements and launch new prevalence tool
• Built prevalence tool end to end that enables internal teams to randomly sample videos across Facebook's platform, manually label the videos with new attributes, and compute the prevalence of identified attributes in sample

Bain & Company
Bain Entreprenerial Leaders Intern
August 2018 - August 2018 (1 month)

Highly competitive introductory program to consulting

Facebook
Software Engineering Intern at Facebook
June 2018 - August 2018 (3 months)

Software Engineering Internship focused on designing and presenting a working prototype mobile app for Facebook's prototype forum. Participated in three weeks of mobile development training followed by a five week android application development project.

Developed location based Android application, a job search app for small, one-time jobs. Led team of three and built app using Java and XML with Parse as the backend. Built SVM and collaborative filtering models to tag data and make recommendations in app, connecting python scripts to Android by configuration of Heroku webservers

Presented app to 100+ interns and managers

Polimorphic
Machine Learning Engineer Intern
May 2018 - June 2018 (2 months)

Built BOW model to classify articles with a political score, and a topic model using LDA to generate topics for articles.

Gorelick Brothers Capital
Business Technology Analyst
April 2017 - August 2017 (5 months)
Charlotte, North Carolina Area

Microsoft
Lead intern - Manager

March 2016 - July 2016 (5 months)

Sales excellence and operations for VP leaders and East Region Business at Microsoft

Charotte Country Day School
Computational and Physical Biochemistry - Modeling and Research
January 2016 - May 2016 (5 months)
Charlotte, North Carolina

Co-Founder of the research project at Charlotte Country Day School:
• Designed and wrote protein analysis software using R programming language
- Iterates through Protein Data Bank and draws files on proteins with particular disulfide bonds
- Analyzes proteins, computes torsional angles of bonds

Microsoft
High School Intern
June 2015 - July 2015 (2 months)

East Carolina University
Research Intern
June 2014 - July 2014 (2 months)

Engineering Research Experience

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Education

Massachusetts Institute of Technology
Master's of Engineering (MEng), Computer Science · (2020 - 2021)

École normale supérieure Paris-Saclay
Graduate Researcher, Artificial Intelligence · (2020 - 2021)

Massachusetts Institute of Technology
Bachelor of Science (B.S.), Computer Science · (2016 - 2020)

Harvard University
Cross Registered, Political Science and Government · (2019 - 2020)

Charlotte Country Day School
 · (2003 - 2016)